Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction	Ownership

Sweet Lollipop Co., Ltd	British Virgin Islands	100%

Meta Rich Limited	British Virgin Islands	100%

Metalpha Limited	British Virgin Islands	51%

Radiant Alpha Limited	British Virgin Islands	100%

Long Yun International Holdings Limited	Hong Kong	100%

LSQ CAPITAL LIMITED	Hong Kong	100%

LSQ INVESTMENT LIMITED	Hong Kong	100%

Hangzhou Dacheng Investment Management Co., Ltd.	People’s Republic of China	100%

Hangzhou Taikexi Dacheng Automobile Technology Service Co., Ltd.	People’s Republic of China	60%

Hangzhou Long Yun Network Technology Co., Ltd.	People’s Republic of China	Variable Interest Entity